LEAD INVESTOR





Anny Lee Managing Partner Kala LLC

When we first heard of Xoca, we were instantly intrigued because we knew the product would be the first of its kind in the marketplace. The taste, nutrients, prebiotics, and energy component are all the result of the upcycling of one underappreciated superfruit without the use of added sugar, additives, or preservatives. At the time we first invested in Xoca, "prebiotic" was a term not generally known. Today, the category of prebiotic soda is growing quickly and Xoca's place has been cemented in the minds of consumers as the first and only sustainable prebiotic soda. We believed in this product back then, and still see its true potential now in the positive feedback the company has received from customers, distributors, and industry experts. In addition to the financial potential for Xoca, our decision to invest was also driven by the sustainability component and the support Xoca's upcycling of cacao fruit provides to cacao farmers. Part of the team is based full-time in Ecuador and works closely with an extended network of local farmers, which allows Xoca to control the process from farm to can. They also work with local universities and organizations to raise awareness about cacao and the importance of rainforest preservation. By collecting the juice that runs off into streams and soils during cacao production, the company is helping to protect local ecosystem while also providing a second stream of revenue for farmers. In addition, as Xoca grows, a percentage of revenues will be donated to founder Jerry Toth's rainforest preservation efforts to help deliver on the promise of expanding and protecting the invaluable natural resource that is the Earth's biodiversity. To date, the company has delivered on its promise to develop and launch a premium product with mass-market appeal, while also remaining true to its commitment to the farmers and the environment. Xoca's prebiotic soda is also just the beginning, as the development of future products is ongoing. The opportunities with this superfruit continue to impress us. Hence, reinvesting this round was "natural" for us.

Invested $30,000 this round & $150,000 previously

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